SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                  (Check One):
[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K   [X] Form 10-Q    [  ] Form N-SAR

For  Period  Ended:  September  30, 1998
  [ ] Transition  Report on Form 10-K
  [ ] Transition  Report  on Form  20-F
  [ ] Transition  Report  on Form 11-K
  [ ] Transition Report on Form 10-Q
  [ ] Transition Report on Form N-SAR

For the Transition Period Ended:

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                Read Attached  Instruction  Sheet Before Preparing Form.  Please
        Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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                If the  notification  relates to a portion of the filing checked
        above,   identify  the  Item(s)  to  which  the  notification   relates:
        _________________________________________________________________

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Part I -- Registrant Information

Full Name of Registrant:  JOTAN, INC.
Former Name if Applicable:
Address of Principal Executive Office (Street and Number): 118 W. Adams Street City, State and Zip Code: Jacksonville, Florida 32202

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Part II -- Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)  The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[ ]      (b)  The subject annual report,  semi-annual report,  transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or Form
              10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)  The  accountant's  statement  or other  exhibit  required  by Rule
              12b-25(c) has been attached if applicable.


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Part III -- Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or potion thereof could not be filed within the prescribed period.

         Filing of the Registrant's Form 10-KSB has been delayed due to the Registrant's filing of a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in United States Bankruptcy Court, Middle District of Florida, Jacksonville Division (Case No. 98-09633-3F1), on November 10, 1998.

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Part IV -- Other Information

(1) Name and telephone number of person to contact in regard to this notification:

         Edward L. Lipscomb                          (904)   355-2592
         (Name)                                 (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

        [X]  Yes       [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        [X]  Yes       [ ]  No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                   JOTAN, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  November 17, 1998                       By  /s/ Edward L. Lipscomb
                                                       Edward L. Lipscomb,
                                                       Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

        Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

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                              GENERAL INSTRUCTIONS

        1. This form is required by Rule 12b-25 (17 C.F.R. 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

        2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

        3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

        4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.


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Form 12b-25 of Jotan, Inc.
Part IV, Item 3.

A reasonable estimate of the Registrant's quarterly results cannot be made at this time because of the burdens placed on the Registrant and its accounting and financial staff as a result of the bankruptcy filing and related strains placed on its business.

The Registrant anticipates writing the Commission to request that the staff agree to a modification of reporting procedures for its periodic reports due under the Securities Exchange Act of 1934, as amended, for the pendency of the Registrant's bankruptcy proceeding. The Registrant expects to request that, in lieu of filing Quarterly Reports on Form 10-QSB and Annual Reports on Form 10-KSB, the Registrant file the monthly financial reports required to be filed with the Bankruptcy Court under the cover of Form 8-K.

The Registrant has filed a plan of reorganization with the Bankruptcy Court (the "Plan of Reorganizaiton") pursuant to which the Registrant will convert prepetition debt to common stock and eliminate all prepetition equity. The Registrant's bankruptcy filing indicated approximately $25 million of assets, $54 million of debt and outstanding stock of approximately 1.4 million shares of preferred stock and 21 million shares of common stock.

The proposed Plan of Reorganization will be subject to further negotiation and potential revision and there is no assurance the proposed Plan of Reorganization will be confirmed by the Bankruptcy Court.


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